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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12B-25

                                              Commission File Number: 333-57011

                          NOTIFICATION OF LATE FILING,

(Check One):    |X| Form 10-K    |_| Form 11-K   |_| Form 20-F    |_| Form 10-Q
|_| Form N-SAR

For Period Ended:          January 25, 2003
                     -------------------------

|_| Transition Report on Form 10-K          |_| Transition Report on From 10-Q
|_| Transition Report on Form 20-F          |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

For the Transition Period Ended:
                                 ----------------------------------------------

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                              ---------------------------------

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                                     PART I

                             REGISTRANT INFORMATION

Full name of registrant   Iron Age Corporation
                         ------------------------------------------------------
Former name if applicable
                          -----------------------------------------------------

Robinson Plaza Three, Suite 400
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Address of principal executive office (Street and number)

Pittsburgh, Pennsylvania 15205
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City, state and zip code



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                                     PART II

                             RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) |X|

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                  (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III

                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Iron Age Corporation (the "Company") could not complete the filing of its Annual Report on Form 10-K for the year ended January 25, 2003 (the "10-K"). At this time, the Company is unable to complete all required disclosures in the 10-K, including those in its financial statements, without unreasonable effort or expense. The Company is currently negotiating with its senior lenders for amendments to the covenants contained in the Company's current credit facility that would apply during the next 12 months. These negotiations, which are currently in progress, affect certain items and disclosures in the Company's 10-K, including those in the Management's Discussion and Analysis of Financial Condition and Results of Operations. Additional time is required to ensure accurate disclosure of all information arising from the negotiations with the lenders and the outcome of those negotiations in the financial statements and the Management's Discussion and Analysis. In addition, until this information is finalized, the review of the Company's 10-K cannot be completed and the Company's outside auditors cannot issue an opinion with respect to the Company's financial statements. Therefore, an extension of time to file is requested and the Company believes it will be able to file its 10-K by the fifteenth calendar day following the prescribed due date.


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                                     PART IV

                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Bart R. Huchel                                (412) 787-4100
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(Name)                                      (Area Code)(Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s). |X|Yes |_|No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|_|Yes    |X|No



         Iron Age Corporation has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    April 25, 2003                     By:  /s/ Bart R. Huchel
     ------------------------------             --------------------------
                                            Name:  Bart R. Huchel
                                            Title:  Vice President-Finance,
                                                    Chief Financial Officer and
                                                    Treasurer



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                                                                   Exhibit


April 25, 2003


Mr. Bart R. Huchel
Vice President, Finance
Iron Age Corporation
Robinson Plaza Three, Suite 400
Pittsburgh, Pennsylvania  15205

Dear Mr. Huchel:

In accordance with the notification to the Securities and Exchange Commission on Form 12b-25 of Iron Age Corporation's (Company) inability to timely file its annual report on Form 10-K for the year ended January 25, 2003, the factors described in the succeeding paragraph make impractical the submission of our report as of a date which will permit timely filing of your fiscal 2003 annual report to the Commission.

The Company is currently negotiating with its senior lenders for amendments to the covenants contained in the Company's current credit facility that would apply during the next 12 months. These negotiations, which are currently in progress, affect certain items and disclosures in the Company's financial statements included in its Form 10-K. Additional time is required to ensure accurate disclosure of all information arising from the negotiations with the lenders and the outcome of those negotiations in the financial statements.

You are authorized to attach a copy of this letter as an exhibit to Form 12b-25 to the Securities and Exchange Commission.

                                                 Very truly yours,

                                                 /s/ Ernst & Young LLP

                                                 ERNST & YOUNG LLP




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